SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


            PTI, INC. (f/k/a PHYSIO-TECHNOLOGY, INC.)
                         (Name of Issuer)

               Common Stock, no par value per share
                  (Title of Class of Securities)

                            719433104
                          (CUSIP Number)


                        Mr. John C. Castel
                      Castel Holdings, Inc.
                      6700 S.W. Topeka Blvd.
                     Forbes Field Bldg. 281-G
                         Topeka, KS 66619
                          (800) 255-3554
               (Name, Address and Telephone Number
   of Persons Authorized to Receive Notices and Communications)

                         with copies to:

                       Howard H. Mick, Esq.
                   Stinson, Mag & Fizzell, P.C.
                     1201 Walnut, Suite 2800
                      Kansas City, MO 64106
                          (816)842-8600

                          April 2, 1997
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box

                           SCHEDULE 13D

CUSIP NO.    719433104
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John C. Castel

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]     Not Applicable
     (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

          PF and OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES


   NUMBER OF           7    SOLE VOTING POWER
    SHARES                       19,847,251
 BENEFICIALLY
   OWNED BY            8    SHARED VOTING POWER
  REPORTING                      0
 PERSON WITH
                       9    SOLE DISPOSITIVE POWER
                                 19,847,251

10 SHARED DISPOSITIVE POWER
              0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,847,251

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ]     Not Applicable

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          94.9%

14 TYPE OF REPORTING PERSON
          IN

                           SCHEDULE 13D

CUSIP NO.    719433104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Castel Holdings, Inc.
      742818116

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]   Not Applicable
     (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

          OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          KANSAS


   NUMBER OF      7    SOLE VOTING POWER
    SHARES                  19,847,251
 BENEFICIALLY
   OWNED BY       8    SHARED VOTING POWER
  REPORTING                      0
 PERSON WITH
                  9    SOLE DISPOSITIVE POWER
                            19,847,251

10 SHARED DISPOSITIVE POWER
          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          19,847,251

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [ ] Not Applicable

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          94.9%

14 TYPE OF REPORTING PERSON
          CO

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Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of PTI, Inc., a Kansas corporation (the "Issuer"), which has its principal executive offices at 6700 S.W. Topeka Boulevard, Forbes Field Building 281-G, Topeka, Kansas 66619.

Item 2.  Identity and Background.

   (a) This Schedule 13D is being filed pursuant to Rule 13d-1(c) of the Securities and Exchange Act of 1934, as amended (the "Act"). It is filed in conformity with Rule 13d-1(f)(1) of the Act as a joint filing by John C. Castel, a natural person ("Mr. Castel"), and Castel Holdings, Inc., a Kansas corporation ("Castel Holdings").

   (b)    The business address of Mr. Castel is 6700 S.W. Topeka
          Boulevard, Forbes Field Building 281-G, Topeka, Kansas 66619.

   (c) Mr. Castel is a Senior Vice President of Accelerated Care Plus, LLC, a Delaware limited liability company.

   (d) During the last five years, neither Mr. Castel nor Castel Holdings has been convicted in a criminal proceeding
          (excluding traffic violations or similar misdemeanors).

   (e) During the last five years, neither Mr. Castel nor Castel Holdings has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

   (f)    Mr. Castel is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 2, 1997, HC, Inc., a Kansas corporation ("HC") made a distribution to its stockholders in proportion to their respective stock ownership of all of the shares of Common Stock of the Issuer held by HC. Mr. Castel was a stockholder of HC, and therefore on April 2, 1997, became the beneficial owner of 17,804,722 shares of Common Stock distributed to him. The shares of Common Stock distributed to Mr. Castel were not issued in exchange for any "funds or other consideration." The shares were deemed to have no market value because there is no trading market in the stock, the Issuer has very few operating assets and its liabilities substantially exceed the value of its assets.

     Also on April 2, 1997, Mr. Castel contributed the 17,804,722 shares of Common Stock distributed to him by HC, together with the 598,411 shares of Common Stock previously held by him (for a total of 18,403,133 shares) to the capital of Castel Holdings. The shares of Common Stock contributed to the capital of Castel Holdings were not contributed in exchange for any "funds or other consideration."

     On April 10, 1997, Mr. Castel purchased 999,000 shares of the Common Stock of the Issuer from Promatek Industries, Ltd. ("Promatek") in exchange for $10,000.00 in cash, which was paid from Mr. Castel's personal funds. On April 11, 1997, Mr. Castel transferred the 999,000 shares of Common Stock purchased from Promatek to Castel Holdings in exchange for a note from Castel Holdings in the face amount of $10,000.00.

     After the completion of the transactions explained above, Mr. Castel no longer owned any Common Stock of the Issuer. However, Castel Holdings currently owns 19,847,251 shares of the Common Stock of the Issuer and Mr. Castel is the sole stockholder and the sole director of Castel Holdings. Therefore, Mr. Castel is deemed to beneficially own the Common Stock of the Issuer owned by Castel Holdings.

Item 4.  Purpose of Transaction.

     All of the stock of HC was sold to a third party (the
"Buyer") on April 4, 1997. The Buyer did not wish to acquire and HC did not wish to sell any of the Common Stock of the Issuer. As a result, HC distributed the Common Stock to its stockholders on April 2, 1997, as described in Item 3 above.

     With respect to 17,804,722 of the shares of Common Stock acquired by Mr. Castel, Mr. Castel acquired such shares pursuant to the April 2, 1997 distribution by HC as described in Item 3 above for the purpose of removing them from HC and placing them in another corporation prior to the sale of his stock in HC.

     The 999,000 shares of Common Stock acquired by Mr. Castel from Promatek were acquired in a negotiated transaction in connection with the settlement of litigation between the Issuer and Promatek.

     The 19,402,133 shares of Common Stock that Mr. Castel either transferred in exchange for a note or contributed to Castel Holdings were transferred or contributed to Castel Holdings because he desired that such shares continue to be held by a corporation wholly owned by him. Castel Holdings, as the new parent company of the Issuer, would then be in a position to acquire the assets of the Issuer and sell them to a third party, as explained below.

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     Castel Holdings currently intends to acquire the remaining assets of the Issuer pursuant to K.S.A. Section 17-6703, the Kansas short-form merger statute and then sell such assets to the Buyer in exchange for reimbursement for certain liabilities. The Issuer's assets consist primarily of approximately $150,000.00 in accounts receivable and it had a negative net worth of $848,076.00 on December 31, 1996. It is estimated that the Issuer's stockholders will receive approximately one to two cents per share as a result of the merger discussed above. Prior to any actions being taken with respect to the merger discussed above, the Issuer intends to make the appropriate filings with the Securities and Exchange Commission, including audited financial statements and further information regarding the operations of the Issuer and recent transactions.

Item 5.  Interest in Securities of the Issuer.

   (a) As of April 11, 1997, Castel Holdings held and beneficially owned 19,847,251 shares of Common Stock, which represented approximately 94.9% of the 20,906,842 shares of Common Stock then outstanding. As of April 11, 1997, Mr. Castel beneficially owned a total of 19,847,251 shares of Common Stock, which represented approximately 94.9% of the 20,906,842 shares of Common Stock then outstanding.

   (b) As of April 11, 1997, Mr. Castel's and Castel Holdings' power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:

                           Voting                  Disposition

COMMON STOCK           Sole      Shared         Sole      Shared

Mr. Castel          19,847,251      0       19,847,251        0

Castel Holdings     19,847,251      0       19,847,251        0

   (c)    See Items 3 and 4 above.

   (d)    Not applicable.

   (e)    Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to Be Filed as Exhibits.

     The following material is filed as an Exhibit to this
Schedule 13D:

   (1)    Promissory Note, dated April 11, 1997, issued by Castel
          Holdings in favor of John C. Castel in the face amount of $10,000.00.

   (2) Asset Purchase Agreement, dated April 3, 1997, by and between Castel Holdings, Inc., John C. Castel and Sundance
          Rehabilitation Corporation.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 14, 1997.

                                      /s/ John C. Castel
                                 John C. Castel


                                 CASTEL HOLDINGS, INC.

                                 By:   /s/ John C. Castel
                                    Name:  John C. Castel
                                    Title: President